Exhibit 99.61

RIO ALTO PRODUCES 56,000 OUNCES OF GOLD IN Q1 2012

For Immediate Release	April 16, 2012

Rio Alto Mining Limited (“Rio Alto”) (TSX & BVL: RIO, OTCQX: RIOAF, DB Frankfurt: MS2) is pleased to announce that its La Arena Gold Mine poured 55,973 ounces of gold during the three months ended March 31, 2012. Sales of 55,327 ounces at an average realized price per ounce of $1,664 generated cash proceeds of $91.4 million. The mine site cash cost per ounce of gold produced1 was $439. Total cash cost per ounce including corporate overhead and estimates for mining tax, government royalty and workers’ profit participation was $651. Cash on-hand at the end of March was $70.8 million, an increase during the quarter of $44.9 million.

The La Arena Gold Mine’s production for the three-month period was:

	Actual		Mine Plan		Difference
	Tonnes	Au g/t	Tonnes	Au g/t	Tonnes	Grade
Ore mined	1,289,483	1.37	2,160,000	0.69	(870,517)	0.68
Ore from (to) stockpile	338,395	0.84	-	-	338,395	0.84
Ore placed on pad	1,627,878	1.26	2,160,000	0.69	(532,122)	0.57

Ounces placed on pad		66,091		48,126		17,965

Waste mined	2,262,038	n/a	1,568,037	n/a	694,001	n/a
Waste to Ore Ratio	1.39	n/a	0.73	n/a	0.66	n/a

	Production	Ounce
	Variances	Variances
Ore placed on pad difference	(532,122)	(11,856)
Ore grade difference	0.57	29,821
Ounce variance		17,965

[1] Mine site cash cost and total cash cost per ounce produced are non-GAAP measures used by management to evaluate operating performance and is used by some investors as an indicator of a company’s future cash generating capability. Cash cost and total cost per ounce produced should not be considered as a substitute for GAAP performance measures nor should they be considered in isolation. Please refer to the matters described under the heading Non-GAAP Measures in this announcement.

Ore grade mined continues to be significantly higher than predicted by the mine block model. The model projected a weighted average grade of 0.69 Au g/t for the quarter; whereas, ore mined assayed 1.37 Au g/t. Due to this positive grade reconciliation and unusually heavy rains during the period, which slowed leach pad expansion, mining efforts were directed to waste removal. Ore tonnes mined were approximately 871,000 tonnes less than plan and waste removal exceeded plan by 694,000 tonnes. The current leach pad expansion program was completed in April and there is sufficient capacity for the next quarter.

Mine site cash cost per ounce and total cost per ounce produced consist of:

	($ 000’s)	$ per oz
Mine site costs	24,583	439
Lima office	876	16
Vancouver office	674	12
Mining tax and royalty	5,763	103
Workers’ profit share	4,575	82
Total costs	36,471	652

Management expects that the La Arena Gold Mine will produce 150,000 to 160,000 ounces of gold at a mine site cash cost of approximately $500 - $550 per ounce and total cash cost of $600 - $650 per ounce for the year ended December 31, 2012.

With a proven technical team, strong operating and financial performance and high quality development and exploration projects, Rio Alto is positioned to grow into an intermediate gold producer from existing projects. Based on current plans and assumptions the Company projects gold oxide production of over 200,000 ounces per year by 2014. All planned development, exploration and capital expenditures for 2012 will be completed without external funding and the Company should end the year in a stronger financial position. Rio Alto plans to pursue accretive acquisitions and carry out our planned exploration programs.

Forward Looking Statements

This news release contains certain forward-looking information including statements concerning expected gold production and estimated cost of gold production. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable securities laws.

Non-GAAP Measures

Mine site cash cost and total cash cost per ounce produced are non-GAAP measures used by management and some investors to evaluate performance and assess the Company’s ability to generate cash flow from operations. There is no standard methodology for the determination of such measures and they are presented to provide additional information and should not be considered in isolation or as a substitute for GAAP performance measures. Cash cost measures per ounce produced include accruals for items, such as mining taxes and royalty and workers’ profit share that are attributed to production for a period but that are paid in a subsequent period, but do not include changes in work-in-process inventory.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black

President & CEO

FOR FURTHER INFORMATION, CONTACT:
Alex Black, President & CEO	Alejandra Gomez, Investor Relations
Phone: +511 99279 4655	Phone: 604.628.1401
Phone: +511 625 9900	Fax: 866.393.4493
Email: alexb@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com